UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-9408

Prima Energy Corporation

(Exact name of registrant as specified in its charter)

1099 18th Street, Suite 400

Denver, Colorado 80202

(303) 297-2100

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $0.015 per share, including the associated rights to purchase shares of preferred stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  one (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Prima Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRIMA ENERGY CORPORATION

Date:	July 30, 2004	By:	/s/ Neil L. Stenbuck
			Name:	Neil L. Stenbuck
			Title:	Executive Vice President — Finance, Chief Financial Officer and Treasurer